

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2010

Mr. Daryl R. Otte
Chief Executive Officer
TheStreet.Com, Inc.
14 Wall Street, 15th Floor
New York, NY 10005

>   Re: **TheStreet.com, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **File No. 000-25779**

Dear Mr. Otte:

We have reviewed the above referenced filing and have the following comments. Some of our comments request changes to disclosure in future filings. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comments may also request information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K for the period ended December 31, 2009

Item 1A. Risk Factors, page 7

1. It appears that certain disclosures in your Form 10-K may have been retained from a prospectus. For example, we note your references in your first paragraph of this section to investment in shares of your common stock and the trading price of your common stock. In future filings, please revise your disclosure to remove any references to investing in your common stock since the Form 10-K is an annual report to existing shareholders.

Management's Discussion and Analysis, Results of Operations, page 31

2. We note that the decline in renewal rates in 2009 contributed to the decline in revenue. It would appear that changes in subscription rates would also contribute to fluctuations in revenue. Please expand your discussion to include the weighted-average number of subscribers during the periods and percentage changes in rates, as this will provide investors with a clearer understanding of changes in operations.

3. Your discussion regarding changes in marketing service revenue is vague. Please revise to provide a more robust discussion of the specific factors driving the changes, for example a change in the number of clients, or a change in fees charged for such services, or a change in the amount of the average fee received per client.

Item 9A. Controls and Procedures, page 42

4. We note your disclosure that your Chief Executive Officer and Chief Accounting Officer concluded that, as of December 31, 2009, your disclosure controls and procedures were not effective. Please confirm to us that your Chief Accounting Officer performs similar functions as would be performed by a principal financial officer.

Signatures, page 51

5. Please have your principal financial officer sign your filing. Any person who occupies more than one position should indicate each capacity in which he signs the report. Refer to General Instruction D(2)(a) to Form 10-K.

Note 2: Discontinued Operations, page F-20

6. We note that a balance of $223,165 remains in the provision relating to operations discontinued in 2005. We also note there was no activity in 2007, 2008 and 2009 relating to this amount. Please advise us as to what the remaining balance relates and, to the extent known, when you expect to settle or extinguish this liability.

Note 3: Acquisitions and Divestures, page F-21
Kikucall, Inc. – Related Party Transaction

7. We note that $4.75 million of the $5.2 million purchase price of Kikucall, Inc. was allocated to goodwill. Please tell us whether the allocation of the purchase price is final. If so, tell us what consideration was given to allocating a larger portion of the purchase price to other intangibles, for example, software models, customer relationships, etc. In this regard, we note that the Kikucall acquisition provided you with the expertise and software programs to expand your

subscription marketing efforts. Also clarify for to us whether the $93,667 of other assets represents the software programs obtained.

Promotions.com LLC, page F-21

8. Please tell us how you determined that the disposal of Promotions.com LLC did not meet the criteria in ASC 205-20-45 to be classified as discontinued operations.

9. We note that shares placed in escrow during the purchase of Bankers Financial Products Corporation are released to sellers under specific terms per the escrow agreement. We also note that the first two installments were released in March 2010. Please tell us and disclose the terms of the agreement that need to be met in order for the remaining shares to be released. Also include how the shares will be accounted for if the terms are not fulfilled.

Schedule II – Valuation and Qualifying Accounts, page F-40

10. Please tell us why the amount of write-offs to the allowance for doubtful accounts has increased significantly in the last three years.

Exhibit 31.2

11. Please re-file your Form 10-K to provide a Rule 13a-14(a) certification of your principal financial officer.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 for questions regarding the financial statements and related matters, Michelle Lacko at 202-551-3240 for questions regarding Comments 1,4, and 11, or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief